FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                         For the month of July, 2004



                          GRANITE MORTGAGES 03-3 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                   (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                        GRANITE MORTGAGES 03-3 PLC


                                        By:    /s/  Clive Rakestrow
                                               --------------------
                                        Name:  L.D.C. Securitisation Director
                                        No. 1 Limited by its authorized person
                                        Clive Rakestrow for and on its behalf
                                        Title: Director
Date: September 9, 2004

                                        GRANITE FINANCE FUNDING
                                        LIMITED


                                        By:   /s/  Jonathan David Rigby
                                              -------------------------
                                        Name:  Jonathan David Rigby
                                        Title: Director
Date: September 9, 2004

                                        GRANITE FINANCE TRUSTEES
                                        LIMITED


                                        By:   /s/  Daniel Le Blancq
                                              ---------------------
                                        Name:  Daniel Le Blancq
                                        Title: Director
Date: September 9, 2004

INVESTORS' MONTHLY REPORT
GRANITE MORTGAGES 03-3 PLC
Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc, Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Finance Trustees Limited, Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc and Granite Finance Funding Limited Period 1 July 2004 - 31 July 2004

N.B. This data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor.
Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

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Number of Mortgage Loans in Pool                                  227,242

Current Balance - Trust Mortgage Assets                     (GBP)18,405,966,225

Current Balance - Trust Cash and other Assets                (GBP)956,925,457

Last Months Closing Trust Assets                            (GBP)19,275,323,145

Funding share                                               (GBP)18,238,057,907

Funding Share Percentage                                          94.19%

Seller Share*                                               (GBP)1,124,833,775

Seller Share Percentage                                            5.81%

Minimum Seller Share (Amount)*                               (GBP)904,605,102

Minimum Seller Share (% of Total)                                  4.67%

Excess Spread last quarter annualised (% of Total)                 0.22%
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* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

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                          Number      Principal       Arrears      By Principal
                                        (GBP)           (GBP)           (%)
< 1 Month                 223,831   18,136,116,941        0           98.53%

> = 1 < 3 Months           2,765      223,165,280     1,984,697        1.21%

> = 3 < 6 Months            487       35,453,147       880,313         0.19%

> = 6 < 9 Months            121       8,362,816        372,254         0.05%

> = 9 < 12 Months           33         2,482,693       138,590         0.01%

> = 12 Months                5          385,348        29,614          0.00%

Total                     227,242   18,405,966,225    3,405,468       100.00%
-------------------------------------------------------------------------------


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Properties in Possession

-------------------------------------------------------------------------------
                                   Number     Principal (GBP)      Arrears (GBP)

Total (since inception)              200        11,108,872            545,192
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
Properties in Possession                                                69

Number Brought Forward                                                  49

Repossessed (Current Month)                                             20

Sold (since inception)                                                  131

Sold (current month)                                                    17

Sale Price / Last Loan Valuation                                       1.07

Average Time from Possession to Sale (days)                             136

Average Arrears at Sale                                             (GBP)2,474

Average Principal Loss (Since inception)*                            (GBP)166

Average Principal Loss (current month)**                              (GBP)0

MIG Claims Submitted                                                     8

MIG Claims Outstanding                                                   1

Average Time from Claim to Payment                                      59
-------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

-------------------------------------------------------------------------------
                                                  Number       Principal (GBP)

Substituted this period                             0              (GBP)0

Substituted to date (since 26 March 2001)         409,866   (GBP)32,908,052,525
-------------------------------------------------------------------------------

CPR Analysis

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                                                  Monthly         Annualised

Current Month CPR Rate                             4.72%            44.04%

Previous Month CPR Rate                            5.53%            49.41%
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                           25.31

Weighted Average Remaining Term (by value) Years                       19.99

Average Loan Size                                                   (GBP)80,997

Weighted Average LTV (by value)                                       74.93%

Weighted Average Indexed LTV (by value)                               58.46%

Non Verified (by value)                                               31.55%
-------------------------------------------------------------------------------

Product Breakdown

-------------------------------------------------------------------------------
Fixed Rate (by balance)                                               47.76%

Together (by balance)                                                 25.03%

Capped (by balance)                                                    1.32%

Variable (by balance)                                                 22.97%

Tracker (by balance)                                                   2.92%

Total                                                                 100.0%
-------------------------------------------------------------------------------

Geographic Analysis

-------------------------------------------------------------------------------
                          Number      % of Total     Value (GBP)    % of Total

East Anglia                4,720         2.08%       384,684,694       2.09%

East Midlands             16,335         7.19%      1,181,663,032      6.42%

Greater London            27,410        12.06%      3,677,512,052     19.98%

North                     28,177        12.40%      1,503,767,441      8.17%

North West                31,345        13.79%      2,022,815,688     10.99%

Scotland                  22,382         9.85%      1,367,563,291      7.43%

South East                33,240        14.63%      3,690,396,228     20.05%

South West                14,597         6.42%      1,312,345,392      7.13%

Wales                      9,517         4.19%       598,193,902       3.25%

West Midlands             15,004         6.60%      1,137,488,713      6.18%

Yorkshire                 24,515        10.79%      1,529,535,793      8.31%

Total                     227,242        100%      18,405,966,225      100%
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LTV Levels Breakdown

-------------------------------------------------------------------------------
                                        Number       Value (GBP)    % of Total

0% < 25%                                 8,103       309,220,233       1.68%

> = 25% < 50%                           27,321      1,921,582,874     10.44%

> = 50% < 60%                           17,288      1,474,317,895      8.01%

> = 60% < 65%                           10,273       931,341,891       5.06%

> = 65% < 70%                           11,607      1,080,430,217      5.87%

> = 70% < 75%                           16,382      1,494,564,457      8.12%

> = 75% < 80%                           17,345      1,842,437,219     10.01%

> = 80% < 85%                           24,451      2,387,253,819     12.97%

> = 85% < 90%                           32,212      2,492,167,827     13.54%

> = 90% < 95%                           49,354      3,587,322,817     19.49%

> = 95% < 100%                          12,723       876,123,992       4.76%

> = 100%                                  183         9,202,983        0.05%

Total                                   227,242    18,405,966,225     100.0%
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Repayment Method

-------------------------------------------------------------------------------
                                        Number       Value (GBP)    % of Total

Endowment                               28,210      2,061,468,217     11.20%

Interest Only                           26,181      3,526,583,129     19.16%

Pension Policy                            622        60,739,689        0.33%

Personal Equity Plan                     1,236       90,189,235        0.49%

Repayment                               170,993    12,666,985,956     68.82%

Total                                   227,242    18,405,966,225     100.00%
-------------------------------------------------------------------------------

Employment Status

-------------------------------------------------------------------------------
                                        Number       Value (GBP)    % of Total

Full Time                               200,094    15,306,401,513     83.16%

Part Time                                2,798       161,972,503       0.88%

Retired                                   488        16,565,370        0.09%

Self Employed                           21,608      2,817,953,429     15.31%

Other                                    2,254       103,073,411       0.56%

Total                                   227,242    18,405,966,225     100.00%
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                      6.59%

Effective Date of Change                             1 July 2004
-------------------------------------------------------------------------------

Notes           Granite Mortgages 03-3 plc

------------------------------------------------------------------------------
                 Outstanding           Rating         Reference     Margin
                                  Moodys/S&P/Fitch       Rate

Series 1

A1            $148,697,568         Aaa/AAA/AAA         1.71%          0.08%

A2            $750,000,000         Aaa/AAA/AAA         1.75%          0.12%

A3            $500,000,000         Aaa/AAA/AAA         1.83%          0.20%

B             $72,000,000           Aa3/AA/AA          2.08%          0.45%

M             $27,000,000            A2/A/A            2.33%          0.70%

C             $50,000,000         Baa2/BBB/BBB         3.08%          1.45%

Series 2

A         (euro)640,000,000        Aaa/AAA/AAA         2.31%          0.19%

B          (euro)23,000,000         Aa3/AA/AA          2.57%          0.45%

M          (euro)7,500,000           A2/A/A            2.82%          0.70%

C          (euro)55,000,000       Baa2/BBB/BBB         3.57%          1.45%

Series 3

A           (GBP)340,000,000       Aaa/AAA/AAA         5.02%          0.19%

B            (GBP)28,500,000        Aa3/AA/AA          5.28%          0.45%

M            (GBP)11,500,000         A2/A/A            5.53%          0.70%

C            (GBP)7,500,000       Baa2/BBB/BBB         6.28%          1.45%
-------------------------------------------------------------------------------

Credit Enhancement

-------------------------------------------------------------------------------
                                                                    % of Notes
                                                                   Outstanding

Class B and M Notes ((GBP) Equivalent)     (GBP)122,676,688            6.62%

Class C Notes ((GBP) Equivalent)            (GBP)76,908,644            4.15%
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
                                                                   % of Funding
                                                                       Share

Class B and M Notes ((GBP) Equivalent)     (GBP)122,676,688            0.67%

Class C Notes ((GBP) Equivalent)            (GBP)76,908,644            0.42%
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Granite Mortgages 03-3 Reserve Fund Requirement(GBP)33,400,000         0.18%

Balance Brought Forward                     (GBP)25,478,640            0.14%

Drawings this Period                            (GBP)0                 0.00%

Excess Spread this Period                   (GBP)2,535,824             0.01%

Funding Reserve Fund Top-up this Period*    (GBP)5,385,536             0.03%

Current Balance                             (GBP)33,400,000            0.18%
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Funding Reserve Balance                     (GBP)23,965,350            0.13%

Funding Reserve %                                1.0%                   NA
-------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

An arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%. This trigger event is curable.

An issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275% and the funding reserve target will step up by 0.10%.

An accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 tranches become pass through securities.